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                                                                   EXHIBIT 99.8

                             TEXT OF PRESS RELEASE

                      DESC AGREES TO LAUNCH TENDER OFFER
                      FOR AUTHENTIC SPECIALTY FOODS, INC.

MEXICO CITY (May 8, 1998) DESC, S.A. de C.V. (NYSE:DES; BMV:DESC) today announced that it has agreed to launch a cash tender offer for Authentic Specialty Foods, Inc. (NASDAQ:ASFD) pursuant to a merger agreement entered into on May 7, 1998.

The tender offer will be made by Authentic Acquisition Corporation, a wholly-owned indirect subsidiary of DESC, within five business days. The tender will be made at a price of $17.00 per share in cash for up to all shares of Authentic Specialty Foods (ASF), for a total price of $142 million, and is expected to be completed in June 1998. J.P. Morgan & Co. Incorporated is DESC's financial advisor. Donaldson, Lufkin & Jenrette Securities Corporation served as financial advisor to Authentic Specialty Foods.

The offer is subject to the termination of the waiting period under U.S. antitrust laws and certain conditions, including the tender of at least two-thirds of the outstanding Authentic Specialty Foods shares. As soon as practicable after the completion of the offer, Authentic Acquisition Corporation will consummate a second-step merger in which the remaining shareholders of ASF will also receive $17.00 per share in cash.

ASF is a leading provider of high-quality branded, authentic Mexican food products. The company sells salsas and Mexican sauces, tortillas and tortilla chips, cheeses, meats, and other shelf-stable products under labels that include La Victoria and Calidad. It has strong distribution, primarily in Texas and California, to the grocery, food service, mass merchandise and club store channels of trade. ASF is based in Grand Prairie, Texas. Adjusted pro forma consolidated 1997 net sales were almost $90 million. For the three months ended March 31, 1998, ASF had net sales of $21 million and EBITDA of approximately $3 million.

The acquisition of ASF provides DESC with a product portfolio complementary to that of its recently acquired Corfuerte subsidiary and makes it the leading supplier of authentic branded Mexican food products in the U.S. It clearly positions DESC and Corfuerte to capitalize upon the growing demand for authentic ethnic foods in the U.S. The acquisition is part of DESC's strategy to serve both the Mexican and U.S. consumer markets with premium branded food products, and to grow its presence in both markets.

Corfuerte's products are distributed in Texas and California through its U.S. subsidiary, Embasa Foods. Embasa's primary products are jalapenos, nopalitos, chipotle peppers and salsas. The ASF acquisition provides opportunities for synergies between ASF and Embasa Foods in the areas of sales, marketing and operations, which management believes will amount to $4 million. Embasa Foods is based in Buena Park, California. Pro forma revenues for Corfuerte, including ASF, are expected to be $200 million in 1998.

Fernando Senderos, Chairman and Chief Executive Officer of DESC said, "This acquisition is part of DESC's strategy to expand its branded food businesses, such as authentic Mexican foods, and it provides a platform for future growth in the U.S. and Mexico. We plan to become the leading manufacturer and distributor of branded Mexican foods, and ASF will help us achieve that goal. We expect the transaction to be well received by both ASF and DESC shareholders, to receive all regulatory approvals and to close quickly."

Commenting on the transaction, Robert K. Swanson, Chairman and Chief Executive Officer of Authentic Specialty Foods, said, "The Board of Directors of ASF believes this transaction is in the best interests of ASF's shareholders and employees, and unanimously recommends that all shareholders tender their shares to DESC. DESC has a clear commitment to growing ASF's business and developing its brands, as well as the management, resources and experience to do so."
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DESC, S.A. de C.V., is one of the largest industrial groups in Mexico, and through its subsidiaries is engaged in the autoparts, chemicals, food, consumer products and real estate businesses. It is based in Mexico City and its 1997 revenues were over $1.9 billion.

Statements contained in this press release, including statements relating to DESC's expectations regarding anticipated performance in the future, are "forward looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from DESC's statements in this release regarding its expectations, goals, or projected results, due to various factors, including those set forth in DESC's Company's Cautionary Statements contained in its Form 20-F, filed with the Securities and Exchange Commission on June 27, 1997.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made pursuant to definitive documents to be filed with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

DESC

Arturo D'Acosta Ruiz                  John T. McInerney, Howard S. Anger,
Eduardo Gonzalez                      Noah Fields
DESC, S.A. de C.V.                    Dewe Rogerson Inc.
Tel 011-525-261-8000                  Tel 212-688-6840
Fax 011-525-561-8096                  Fax 212-838-3393
Web Site: www.desc.com.mx             E-Mail: jmcinern@dewerogerson.com
E-Mail: desc@mail.internet.com.mx

ASF

Robert K. Swanson                     Morgen-Walke Associates, Inc.
Chairman and Chief Executive Officer  Carolyn Bass, Jim Byers, Doug Sherk
Authentic Specialty Foods, Inc.       Tel 415-296-7383
Tel 415-544-9966                      Sandra Badurina, Deborah Szajngarten
                                      Tel 212-850-5600

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